UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER
001 35105

(Check One): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	CUSIP NUMBER
G72436119

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:__________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant
Prime Acquisition Corp.
Former Name if Applicable

Address of Principal Executive Office (Street and Number)
No. 322, Zhongshan East Road Shijiazhuang
City, State and Zip Code
Hebei Province, 050011, People’s Republic of China

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PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 20-F of Prime Acquisition Corp. (the “Company”) could not be filed within the prescribed time period because, in connection with our newly appointed auditors’ review of certain transactions in the prior period, the Company discovered certain errors in the recording of Prime’s business combination on September 30, 2013. These errors will require amendment of the financial statements as at and for the year ended December 31, 2013. As a result, the Company requires additional time to complete the corrections and preparation of its consolidated financial statements.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Giovanni Caruso	212	407-4866
	(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).		☒ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?		☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
See Exhibit A.

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Prime Acquisition Corp.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date : April 30, 2015	By: /s/ William Yu Name: William Yu Title: Interim Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

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Exhibit A

It is anticipated that a significant change in results of comprehensive loss and statements of financial position from the corresponding period for the last fiscal year will be reflected in the Company’s earnings statement to be included in the subject report, including:

  The reduction of total investment properties to approximately $47,600,000 from $72,877,131 in the prior year, total equity to approximately to $3,950,000 from $7,599,397 in the prior year, and total loan and borrowings to approximately $32,000,000 from $50,932,031 in the prior year, due in part to the closing of the stock purchase agreement (“Purchase Agreement”) between the former sellers of Seba S.r.l. (“Seba”, one of the Company’s subsidiaries) and the Company. Pursuant to the Purchase Agreement, the former sellers reacquired all of the outstanding equity interests in Seba in exchange for the return of 497,308 of the Company’s ordinary shares in December, 2014. Such reductions also reflect the 12.32% decrease in the year end Euro currency exchange rate as compared to the US Dollar.

  The derecognition of contingent consideration in connection with business combination of approximately $5,158,000 in connection to the termination of two Transaction Value Agreements (“TVAs”) dated September 30, 2013, and recognized as comprehensive income on the Company’s consolidated statements of loss and comprehensive loss.

The above financial information is unaudited and represents the Company’s estimates from information available at the time of preparing this form. This financial information and underlying estimates are subject to change as the Company completes its accounting analysis and the audit for the relevant periods.

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